SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                   CONSOLIDATED RESOURCES HEALTH CARE FUND II
                            (Name of Subject Company)

   MPF-NY 2005, LLC; SCM SPECIAL FUND, LLC; MORAGA GOLD, LLC; MPF DEWAAY FUND 2, LLC; MPF FLAGSHIP FUND 10, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC;
 MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A,
  LLC; MP FALCON FUND, LLC; MPF ACQUISITION CO. 3, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MP
                  VALUE FUND 6, LLC; MPF FLAGSHIP FUND 9, LLC;
                      AND MACKENZIE PATTERSON FULLER, INC.
                                    (Bidders)

                                UNITS OF LIMITED
                              PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
 Christine Simpson                              Chip Patterson, Esq.

 MacKenzie Patterson Fuller, LP                 MacKenzie Patterson Fuller, LP

 1640 School Street                             1640 School Street
 Moraga, California  94556                      Moraga, California  94556
 (925) 631-9100 ext.224                         (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                        Amount of
         Valuation*                                         Filing Fee

         $1,968,750                                         $ 210.66

 * For purposes of calculating the filing fee only. Assumes the purchase of 3,750 Units at a purchase price equal to $525 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:   $ 210.66
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: DECEMBER 19, 2005

[ ]      Check  the  box  if  the  filing   relates   solely  to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2005, LLC; SCM SPECIAL FUND, LLC; MORAGA GOLD, LLC; MPF DEWAAY FUND 2, LLC; MPF FLAGSHIP FUND 10, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MP FALCON FUND, LLC; MPF ACQUISITION CO. 3, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MP VALUE FUND 6, LLC; MPF FLAGSHIP FUND 9, LLC; AND MACKENZIE PATTERSON FULLER,
INC. (collectively the "Purchasers") to purchase 3,750 Units of limited partnership interest (the "Units") in Consolidated Resources Health Care Fund II (the "Partnership"), the subject company, at a purchase price equal to $525 per Unit, less the amount of any distributions declared or made with respect to the Units between December 19, 2005 (the "Offer Date") and January 19, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 19, 2005 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 277 Units (177 of which were tendered by an affiliate of the Purchasers). Upon completion of the Offer, the Purchasers and their affiliates held an aggregate of approximately 3,077.50 Units, or approximately 20.5% of the total outstanding Units. These shares were allocated among the Purchasers as follows:

MPF-NY 2005, LLC, 34 UNITS; SCM SPECIAL FUND, LLC, 50 UNITS; MPF DEWAAY FUND 2, LLC, 193 UNITS


                                   SIGNATURES


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2006

MPF-NY 2005, LLC; SCM SPECIAL FUND, LLC; MORAGA GOLD, LLC; MPF DEWAAY FUND 2, LLC; MPF FLAGSHIP FUND 10, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MP FALCON FUND, LLC; MPF ACQUISITION CO. 3, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MP VALUE FUND 6, LLC; MPF FLAGSHIP FUND 9, LLC; AND MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         -----------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         -----------------------------------
         Chip Patterson, Senior Vice President